Exhibit 12

THE TITAN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLAR AMOUNTS IN THOUSANDS)

	YEAR ENDED DECEMBER 31,
	1999	2000	2001	2002	2003
Earnings
Income (loss) from continuing operations before income taxes	$60,541	$(30,339)	$(7,179)	$(19,723)	$52,304
Fixed charges	25,612	43,149	45,138	46,708	48,897

Earnings	$86,153	$12,810	$37,959	$26,985	$101,201

Fixed charges:
Interest expense	$18,876	$35,672	$36,669	$32,664	$34,574
Interest factor included in rents	6,736	7,477	8,469	14,044	14,323

Fixed charges	$25,612	$43,149	$45,138	$46,708	$48,897

Ratio of earnings to fixed charges	3.4	0.3	0.8	0.6	2.1
Deficiency	$—	$(30,339)	$(7,179)	$(19,723)	$—